Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

07023675

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:sandy.sunnar@misys.co.uk

18 May 2007

SUPPL

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of the appointment of Misys' Chief Financial Officer and the sale of Sesame to Friends Provident announcements. This is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Sandy Sunnar
Secretariat Manager

Enc

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

RECEIVED
2007 MAY 22 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

dlw 5/22

15 MAY 2007
FOR IMMEDIATE RELEASE

MISYS plc TO SELL SESAME TO FRIENDS PROVIDENT

Misys plc, the global software and solutions company, announces today (15 May 2007) that it has agreed to sell 100% of its independent financial advisers support services business, Sesame, to Friends Provident plc. The gross proceeds from the sale are expected to be in excess of £90m, comprising £75m in cash together with a reduction of £17m in the existing guarantee that Misys is required to fund. A further balancing payment/receipt will be determined by reference to the completion balance sheet of Sesame at 31 May 2007.

The sale to Friends Provident follows the announcement by Misys on 8 March that it had signed non binding heads of agreement to sell the majority of Sesame to the Sesame management. Subsequent to that, Misys received a proposal from Friends Provident which significantly reduces the loss on disposal and delivers value which is certain. Consequently, the Board viewed the terms of this proposal as being more attractive for shareholders. Under the terms announced today, Misys estimates that the loss on disposal of Sesame will fall from around £50m, as previously outlined, to between £25 and £30m.

Sesame is one of the largest suppliers of support services to Independent Financial Advisers in the UK. As at 30 November 2006 gross assets of Sesame were £205m. For the year ending 31 May 2006, Sesame reported revenue of £370m and profit before taxation of £1m, which includes net finance income of £2.9m.

The proceeds from this transaction will be used to reduce Misys' gross borrowings. As a result of the transfer of cash balances in Sesame, Misys' net borrowings are expected to increase by approximately £20m. Misys will have no continuing exposure arising from the Sesame businesses, apart from, as customary for a transaction of this type, any as may arise post-completion under the sale documentation.

Mike Lawrie, Chief Executive, Misys plc, said: 'Sesame is a great business but it is not consistent with Misys' strategy going forward. Friends Provident is an ideal home for Sesame and today we are announcing a deal which is good news for our shareholders as well as for Sesame, its employees and customers. This enables Misys to focus solely on driving growth and profitability in our core software and solutions businesses.'

Ben Gunn, Director, Friends Provident plc, said: "We are delighted with the opportunity to acquire this strong brand and its talented management team. Sesame is an excellent fit and it builds upon our existing strategy of investing in high quality distributors."

Sesame is a regulated business and its sale is therefore subject to the FSA's consent to the change of control. Closing is subject to receipt of this consent from the FSA.

(Ends)

ANALYST / INVESTOR ENQUIRIES
Alex Dee Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email:
alex.dee@misys.co.uk

MEDIA ENQUIRIES
Josh Rosenstock Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910 914

Email:
josh.rosenstock@misys.co.uk

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and

healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

15 MAY 2007
FOR IMMEDIATE RELEASE

MISYS plc

MISYS APPOINTS JIM MALONE CHIEF FINANCIAL OFFICER

Misys plc, the global software and solutions company, today (15 May 2007) announces that Jim Malone will join the Board as Chief Financial Officer with effect from 18 June 2007.

Jim Malone joins from Trizetto, where he has been Chief Financial Officer since 2004. The Trizetto Group, Inc, is a NASDAQ listed company providing information technology for the health insurance payer community. Jim was a key member of the executive team at Trizetto responsible for reducing costs and delivering significantly improved financial performance of the business. Prior to this he was CFO and CAO at IMS Health, the NYSE listed healthcare and pharmaceutical information provider.

Mike Lawrie, Misys plc Chief Executive said, "Jim is a highly experienced executive with a proven track record of delivering value during times of major change. His energy, expertise and knowledge of the technology sector will be important to us as we move forward and execute our strategy for turning Misys around."

Jim Malone commented, "I am extremely excited to be joining Misys at this early stage of its turnaround programme. Misys is a great business and I look forward to working with the team to help the Company drive value for shareholders and customers alike."

As previously announced, current Finance Director, Howard Evans, will be stepping down. He has agreed to stay with Misys until the end of June to assist with the transition to his successor. During this time Mr Evans will remain a Director of the Company.

Jim Malone will receive a remuneration package that is in line with other Misys senior executives and is designed to align financial reward directly with the performance of Misys and the interests of its shareholders. Information about Jim's remuneration package and his career history appear in the notes to this announcement.

Other than as set out in this announcement, no additional information is required to be disclosed pursuant to Listing Rule 9.6.13.

ENDS

Notes:

Jim Malone's compensation is line with that of other Misys senior executives and is designed to align financial reward directly with the performance of Misys and the interests of its shareholders.

Jim Malone's base salary will be £265,000 per annum, subject to annual review. There will be on target annual bonus opportunity of 100%, rising to a maximum annual bonus opportunity of up to 150% of salary. The bonus for the financial year of appointment will be based on Group Operating Profit and achievement of specific objectives. Targets for future awards will be established by the Remuneration Committee at the commencement of each financial year and will be based on an appropriate mix of financial and business objectives. In line with the arrangements for the Chief Executive, up to 50% of Jim's bonus will be deferred into Misys shares for two years, subject to continued employment.

On joining, Jim Malone will be made a one-off award under the Transformation Incentive Plan as follows:

Jim will invest an amount equal to 50% of his salary in Misys shares which must be retained over the performance period.
In return, he will be made a matching award of:
- share options with a face value 250% of base salary; and
- performance shares with a face value 250% of base salary
Awards will vest in line with criteria for other Misys senior executives, based on the extent to which the share price has increased over the period.

The Company will contribute up to 12% of base salary into pension arrangements.
Jim will be entitled to normal benefits (e.g. medical and life assurance). He will also be entitled to certain benefits in relation to his relocation (e.g. accommodation and expatriate tax advice).
Jim will be awarded a one-off award of 344,000 restricted stock units in Misys

securities to compensate for restricted stock and share options held with Trizetto which he forfeits upon resignation.

Jim Malone - further career details

2004-2007 TRIZETTO GROUP, INC. Newport Beach, CA
Chief Financial Officer
1997-2002 IMS HEALTH Westport, CT and London, UK
Chief Financial Officer and Chief Administrative Officer
1995 - 1997 COGNIZANT CORPORATION Westport, CT
Senior Vice President and Controller
1993 - 1995 DUN & BRADSTREET Allentown, PA
Vice President and Leader, Shared Transactions Services
1989 -1993 REUBEN H. DONNELLEY Purchase, NY
Vice President and Controller
1983 -1989 DUN & BRADSTREET New York, NY
Director of Corporate Accounting Operations

ANALYST / INVESTOR ENQUIRIES

Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.co.uk

MEDIA ENQUIRIES

Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910 914

Email: josh.rosenstock@misys.co.uk

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com

END

END